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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Verhalen, Andrew W. (Last) (First) (Middle)		Blue Martini Software, Inc. (BLUE)

	C/O Matrix Partners 1000 Winter Street, Suite 4500	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			June/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Waltham, MA 02451 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☒	Other (specify below)
				General Partner of 10% Owner

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock												937,171 (1)		I		(2) Partnership

	Common Stock												104,130 (1)		I		(3) Partnership

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Non-Statutory Stock Option		$5.25		6/6/02				A		A

	Non-Statutory Stock Option		$5.25		6/6/02				A		A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(4)	6/6/12		Common Stock	1,071 (1)						D

	(4)	6/6/12		Common Stock	1,427 (1)				8,390 (1)		D

Explanation of Responses:

(1) Share balances reflect 11/13/02 one-for-seven Reverse Split.

(2) By Matrix Partners V, L.P. Affiliated partnership under common control. The reporting person disclaims beneficial ownership of the securities indicated to the extent to which such person does not have an actual pecuniary interest in such securities. The reporting herein of such securities shall not be construed as an admission that the undersigned is the beneficial owner of any such securities for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

(3) By Matrix V Entrepreneurs Fund, L.P. Affiliated partnership under common control. The reporting person disclaims beneficial ownership of the securities indicated to the extent to which such person does not have an actual pecuniary interest in such securities. The reporting herein of such securities shall not be construed as an admission that the undersigned is the beneficial owner of any such securities for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

(4) Option vests in twelve equal monthly installments from date of grant.

\s\ Andrew W. Verhalen	1/13/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.